**FAP USA, L.P.**

Financial Statements

November 30, 2015

Notes to Financial Statements

## 1) Nature of Operations

FAP USA, L.P. (the "Partnership") is a Delaware limited partnership. It is owned by FAP GEN PAR, LLC, a Delaware limited liability company and First Avenue Partners LLP, a limited liability partnership formed under the laws of England and Wales. The Partnership was incorporated in the State of Delaware on February 14, 2007 and commenced operations on October 2, 2007. The Partnership is registered under the Securities Exchange Act of 1934 and applicable state law, is regulated by the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC").

The Partnership acts as a third party marketer of securities and investments and raises capital for hedge funds, private equity funds, infrastructure funds, credit funds, direct investments and real estate sectors.

## 2) Summary of Significant Accounting Policies

### (a) Basis of Preparation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

**Use of Estimates**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

**Revenue Recognition**

Revenue earned from capital placement contracts is recognized at the time that placement fees become due under the relevant mandate contract, which is typically when investors subscribe for interests in the clients' investment funds, or for interests in the operating vehicle in the case of direct private equity investments. Payment terms for the fees are also provided for in the relevant capital placement contract, and may provide for payment on or close to subscription, or deferred over a period of time, which may be 3 years. Retainer fees are often earned on capital placement mandates and are recognized in line with the relevant contract, typically as earned, however, most retainer fees are offset against the placement fee if such placement fee becomes due. Advisory fees are recognized in line with the relevant advisory agreement, normally on completion of the advisory assignment.

On May 28, 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), with an effective date for annual reporting periods beginning after December 15, 2016. The Partnership has not yet assessed the impact on its financial statements.

**FAP USA, L.P.**

Financial Statements

November 30, 2015

Notes to Financial Statements

### (b)   Cash and Cash Equivalents

Cash and cash equivalents may include money market funds, deposits with banks, commercial paper of companies with strong credit ratings in diversified industries and other highly liquid debt instruments with a maturity of three months or less at the date of purchase. At November 30, 2015, there were no money market funds included within cash and cash equivalents.

### (c)   Income Taxes

FAP USA, L.P. is treated as a Partnership for federal and state income tax purposes. All items of taxable income, deductions, gains, or losses from the Partnership are passed through to the respective partners and reported in the partners' income tax returns. Accordingly, the Partnership does not provide for federal and state income taxes.

The Partnership may be subject to withholding taxes on its non-US parties' allocable share of income that is effectively connected with the Partnership's US business. The Partnership is subject to the New York City Unincorporated Business Tax (UBT). The liability associated with the UBT is principally the result of the operations of the Partnership. UBT was calculated using currently enacted tax laws and rates, and recorded as an expense in the books of the Partnership, in accordance with the provisions of Statement of the Financial Accounting Standards Board Accounting Statements Codification ("FASB ASC") 740.

The Partnership recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than fifty percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Partnership records interest related to unrecognized tax benefits in interest expense and penalties in tax expenses.

At November 30, 2015, there were no uncertain tax positions for which it is reasonably possible that amounts will change in the next 12 months. The earliest tax year open to examination by state or federal taxing authorities is 2012.

### (d)   Depreciation and Amortization

Depreciation is provided on all tangible fixed assets on a straight-line basis, writing off the cost of an asset less its estimated residual value, evenly over its expected useful economic life, as follows:

Computers & Equipment – 3 years

Furniture & Fittings – 5 years

Notes to Financial Statements

### *Depreciation and Amortization (continued)*

Amortization of leasehold improvements is recorded on a straight-line basis over the term of the lease, where the lease is terminated early the remaining balance is written off to the Statement of Income.

### (e) *Commission and Bonus*

The Partnership operates a global Bonus Policy for the benefit of partners and employees (who are non-administrative and above a certain corporate title) which may change from time to time in the Management Committee's sole discretion. Under this policy the Partnership creates and accrues a Bonus Pool, the amount of which is a proportion of the revenues of the Partnership as agreed by the Management Committee. Staff members may be eligible to an allocation of the Bonus Pool based on their contribution to the business. The cash payment of these bonuses is made in accordance with the planned future receipt of the underlying revenues. During the year a bonus expense of $3,033,895 was incurred, $2,958,895 of which is included within accrued expenses as at November 30, 2015.

## 3) Accounts Receivable

a) Trade Receivables: The Partnership did not consider it necessary to make any provision for bad and doubtful debts during the year.

b) Intercompany: At the year-end an amount of $429,884 was due from First Avenue Partners LLP in respect of (i) revenue earned by the Partnership for its participation in fund raising and (ii) payment received by First Avenue Partners LLP for invoices raised by the Partnership. This amount is net of amounts due to First Avenue Partners LLP in respect of (i) revenue earned for its participation in fund raising (ii) non-revenue generating services provided by First Avenue Partners LLP to the Partnership (iii) expenses paid by First Avenue Partners LLP on behalf of the partnership and (iv) payment received by the Partnership for invoices raised by First Avenue Partners LLP, see Note 7.

## 4) Accrued Income

In line with the revenue recognition policy accrued income is substantially made up of (i) Stonepeak accrued income which, in accordance with the agreement, is paid over 12 quarterly installments, the final instalment is due in 2018 and (ii) Permira accrued income which is due in full in 2016. Interest is accrued on the unpaid portion of Stonepeak revenue at a fixed annual rate of 5% commencing on the date of the relevant closing, it is calculated on the basis of a 365 day year and compounded quarterly. In determining an allowance for credit losses, management have considered the clients' history of payment, the performance of the clients' investment funds and existing economic conditions. Management determined that it was not necessary to make an allowance for credit losses during the year.

Notes to Financial Statements

**Accrued Income (continued)**

This class of financing receivable presents low credit risk. The risk of non-payment is deemed low as income is typically accrued when investors subscribe for interests in the clients' investment funds or operating vehicles. Typically the Partnership seeks to contract with Funds or operating vehicles rather than investment managers due to the more resilient credit history of the former. The Partnership has no history of credit losses to date. In the absence of credit agency ratings for clients, management employ internal metrics to gain comfort over the credit quality of the accrued income. The Partnership perform extensive due diligence on clients, including review of past and present performance of the client's investment funds or operating vehicles where possible.

5) **Accrued Expenses**

Accrued expenses is substantially made up of (i) amounts due under the Bonus Policy, see Note 2 (e) and (ii) amounts due to third parties under fee sharing agreements.

6) **Net Capital and Reserve Requirement**

The Partnership is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, of 15 to 1 of aggregate indebtedness to net capital or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of November 30, 2015 the Partnership had a net capital of $1,291,829, and a ratio of aggregate indebtedness of net capital of 3:1, which represented an excess of $1,143,877 over the minimum net capital requirement of $147,952, see Schedule I.

7) **Related Party Transactions**

In 2013, the First Avenue Partners Group adopted a revised transfer pricing policy which detailed the basis by which global income is to be allocated amongst First Avenue Partners LLP and other members of the First Avenue Group (including the Partnership). In 2015, as a result of this policy, $14,130,385 of revenue earned from capital placement contracts was allocated from First Avenue Partners LLP to the Partnership, and $4,516,412 of revenue earned from capital placement contracts was allocated from the Partnership to First Avenue Partners LLP. In addition, the Partnership incurred charges for $159,287 of salary expense, and $40,717 of occupancy expense incurred by First Avenue Partners LLP. During the year First Avenue Partners LLP transferred $359,305 in settlement of amounts due to Partnership under this policy as at 30 November 2014.

First Avenue Partners LLP received payment for invoices raised by the Partnership in the amount of $2,433. First Avenue Partners LLP transferred $140,695 in settlement of amounts due to the partnership arising from receipt of invoices raised by the Partnership in previous years. The Partnership received payment for invoices raised by First Avenue Partners LLP in the amount of $1,080,000. First Avenue Partners LLP paid $277,730 of partnership exit payments and $1,516 of other operating expenses on behalf of the Partnership.

Notes to Financial Statements

**Related Parties (continued)**

Amounts owed between the Partnership and First Avenue Partners LLP are off set and settled on a net basis. As at the date of the Statement of Financial Condition the Partnership was due reimbursement from First Avenue Partners LLP of $429,884.

8)  **Partners' Equity**

On October 2, 2007, the FAP GEN PAR, LLC, as General Partner, contributed $10,000 cash for an initial capital contribution. On October 4, 2007, First Avenue Partners LLP, as Limited Partner made a capital contribution of $1,105,236, of which $990,000 was in cash and the remaining $115,236 represented payments made on behalf of the Partnership for organizational costs, furniture and fixtures and equipment. First Avenue Partners LLP has also made further capital contributions and distributions as below.

| Year | Contributions US$ |
|---|---|
| Initial Contribution | 1,105,236 |
| 2008 - 2014 | 5,484,967 |
| 2015 | - |
| Total Partners' Contributions | 6,590,203 |

| Year | Distributions US$ |
|---|---|
| 2008 - 2014 | 2,658,240 |
| 2015 | - |
| Total Partners' Distributions | 2,658,240 |

Notes to Financial Statements

## 9) Property and Equipment

Property and Equipment consisted of the following:

|  | Computer Equipment | Furniture & Fixtures | Leasehold Improvements | Total |
|---|---|---|---|---|
|  | US$ | US$ | US$ | US$ |
| **Cost** |  |  |  |  |
| At 1 December 2014 | 97,486 | 40,912 | 20,715 | 159,113 |
| Additions | 44,856 | 24,529 | - | 69,385 |
| **Total Cost** | 142,342 | 65,441 | 20,715 | 228,498 |
| **Accumulated depreciation** |  |  |  |  |
| At 1 December 2014 | 80,568 | 20,218 | 6,114 | 106,900 |
| Charge for the year | 16,968 | 10,635 | 14,601 | 42,204 |
| **Total   Accumulated depreciation** | 97,536 | 30,853 | 20,715 | 149,104 |
| **Net Book Value at 30 November 2015** | 44,806 | 34,588 | - | 79,394 |

## 10) Commitments and Contingencies

Although none are presently contemplated, the Partnership may be subject to legal proceedings and claims, which may have arisen in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions, if any, will not adversely affect the results of operations or financial condition of the Partnership.

Notes to Financial Statements

## 11) Leases

The Partnership's lease on office space at the Grace Building, New York came to an end during the year. Included within occupancy and equipment on the Statement of Income is a lease expense of $322,006 relating to this Lease.

The Partnership entered into a new agreement to lease office space at the Grace Building, New York commencing on November 1, 2015 for a term expiring on May 31, 2020. The lease expense is recognized on a straight-line basis over the remaining non-cancellable term. Included within occupancy and equipment on the Statement of Income is a lease expense of $56,411 relating to this Lease.

The Partnership entered into a new agreement to lease office space at California Street, San Francisco commencing on July 1, 2015 for a term expiring on August 31, 2019. The lease expense is recognized on a straight-line basis over the remaining non-cancellable term. Included within occupancy and equipment on the Statement of Income is a lease expense of $57,157 relating to this Lease.

The following is a schedule of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of November 30, 2015.

| Year | US$ |
|------|-----|
| 2016 | 776,330 |
| 2017 | 838,838 |
| 2018 | 842,927 |
| 2019 | 810,353 |
| 2020 | 351,237 |
| Total Minimum payments required | 3,619,685 |

## 12) Subsequent Events

The Partnership has evaluated subsequent events through to January 25, 2016 the date at which the financial statements were available to be issued, and determined there are no other items to disclose.